7777 Glades Road Suite 300 Boca Raton, Florida 33434 Telephone: 561.483.7000 Facsimile: 561.483.7321 www.broadandcassel.com

May  20, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MedWorth Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted April 1, 2013

CIK No. 0001571088

Ladies and Gentlemen:

On behalf of MedWorth Acquisition Corp., a Delaware corporation (“MedWorth”), we are submitting this letter and the Registration Statement on Form S-1 (the “Form S-1”) in response to the comment letter dated April 26, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission. This letter sets forth the responses to each of the Staff’s comments in the Comment Letter, and describes the changes made to the Form S-1 in response to these comments.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

MedWorth respectfully advises the Staff that no such materials or reports have been prepared as of the date of this response letter.

Prospectus Summary, page 1 General, page 2

2.	Please provide further disclosure summarizing the conflicts of interest. Please revise the first sentence in the fourth paragraph on page 2 to state that both your Chairman and CEO are employed by a drug distributor and that they will be required to present all business opportunities which are suitable for that company to that company prior to presenting them to you. State that none of your officers or directors are required to commit their full time to your affairs. Please also state that the decision by your officers and directors to choose a business combination for you may be influenced by their ability to negotiate employment or consulting agreements in combination with a business combination and that the financial interests of the officers and directors may differ from investors in this offering because their founders’ shares and sponsors’ shares will be worthless if you do not consummate an initial business combination.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

May 20, 2013

Please note that we have not added the requested disclosure with respect to the Chairman and CEO because the Chairman and Allied Medical Supply Inc. have executed an agreement pursuant to which the Chairman will present all business acquisition opportunities to the Company first and the CEO is no longer employed by Allied Medical. We have added the remaining disclosure to page 2 of the Form S-1.

Private Placements, page 2

3.	Refer to the first paragraph at the top of page 3. Please briefly explain the escrow period here.

We have added the requested explanation to page 3 of the Form S-1.

4.	Please revise to identify the “[o]ne of [y]our sponsors” in the second paragraph on page 3.

We have identified this sponsor as requested, on page 3 of the Form S-1 and elsewhere in the prospectus.

5.	We note your disclosure that the sponsors have agreed not to convert any shares in connection with a proposed initial business combination. With a view towards revised disclosure, please tell us what shares held by the sponsors are subject to future conversions. Or clarify if you are referring to converting common stock into the right to receive cash.

We have clarified this disclosure to refer to conversions into the right to receive cash, on page 3 of the Form S-1 and elsewhere in the prospectus.

Limited payments to insiders, page 8

6.	Please revise to state when reimbursements will be paid, for example if they will only be paid if you consummate a business combination. In addition, if they will only be paid if you consummate a business combination please revise your risk factor “The shares beneficially owned by our officers and directors” on page 21 to address the conflict this may cause.

We have added disclosure clarifying when reimbursements will be made (please see page 7 of the Form S-1) and have expanded the risk factor “Our officers and directors may have a conflict…” to address this possible conflict of interest (please see page 19 of the Form S-1).

Stockholder approval procedures, page 10

7.	When discussing the majority vote requirement, please balance the disclosure here to indicate the percentage of shares that insiders will have after the offering, explaining that they may also purchase more in the open market in the future.

We have expanded this disclosure on page 9 of the Form S-1 to add the requested disclosure.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

May 20, 2013

Risks, page 14

8.	Please consider revising to present the information in bullet point format briefly summarizing other significant risks, such as management’s conflicts of interest, the fact that investors will not receive warrants as in typical SPAC offerings, that if you are unable to consummate your initial business combination, your public stockholders may be forced to wait more than 18 months before receiving distributions from the trust account, and that stockholders may be held liable for claims by third parties against you to the extent of distributions received by them.

We have expanded this disclosure on page 12 of the Form S-1 to summarize in bullet point format other significant risks to investors in MedWorth.

Risk Factors, page 16

9.	Please add a risk factor to discuss the potential dilution risk associated with the issuance of more stock in the future. We note you discuss, for instance, at page 40 the potential need to seek more capital or the issuance of promissory notes that may be redeemable for common stock. In this additional risk factor, address such scenarios that you discuss in the prospectus where you may need to issue more common stock and the risk of the dilutive effect on outstanding stock.

We have expanded the risk factor entitled “We may issue shares of our capital stock ... ” on page 15 of the Form S-1 to include the risk of dilution in the event of the conversion of the working capital loans into shares of common stock.

Our ability to successfully effect our initial business combination, page 20

10.	Please clarify what you mean by your key personnel and the positions they hold with the company.

We have added the requested clarification to page 18 of the Form S-1.

Nasdaq may delist our shares, page 21

11.	Please revise to disclose “those initial listing requirements” that you “may not be able to meet.”

We have added the requested disclosure on page 19 of the Form S-1.

The shares beneficially owned by our officers and directors, page 21

12.	With a view to revised disclosure please tell us whether you have a policy that prohibits your officers and directors from negotiating for the reimbursement of such expenses by a target business. If you do not have such a policy please revise here to discuss the conflict that this may cause in determining whether to enter into a particular business combination.

MedWorth does not have such a policy and, accordingly, we have revised the Form S-1 on page 15 to add the requested disclosure.

Proposed Business, page 48 Business Strategy, page 48

13.	We note the phrase “explosive growth” in the last bullet point on the page. Marketing language that cannot be objectively substantial should be removed. To the extent this statement represents your beliefs, please revise accordingly and state the basis for this belief. Similarly revise the statement, “the fact that you management team has successfully built and managed . . . ,” in the second paragraph on page 48.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

May 20, 2013

We have revised these statements on page 43 of the Form S-1 to clarify that these statements are management’s belief.

14.	Please briefly explain here what you mean by “specialty and /or infusion pharmacy.”

We have moved the description of the specialty and infusion pharmacy industries to the first paragraph on page 43 of the Form S-1.

Competitive Strengths, page 49 Financial Position, page 50

15.	Please balance this disclosure to discuss that some potential competitors may have greater financial resources that you have.

We have added the requested disclosure to page 45 of the Form S-1.

We Have not Identified a Target Business, page 51

16.	Please reconcile the statement here and on page 52 that you “will have virtually unrestricted flexibility in identifying and selecting” a target business with the fact that your directors and officers have fiduciary duties to present certain opportunities to other entities first.

We have clarified the disclosures on pages 45 and 46 of the Form S-1 to explain that MedWorth’s officers and directors may have fiduciary duties to present opportunities to other entities first.

Lack of Business Diversification, page 54

17.	Please briefly explain why the closings would have to be simultaneous closings.

We believe that the applicable Nasdaq listing rules will require multiple business combinations to be closed simultaneously, and we have clarified the disclosures on page 48 of the Form S-1 accordingly.

Conversion Rights, page 56

18.	Please revise the discussion of limitations on conversion rights to state whether the restriction on the rights of 25% holders or more is memorialized in your charter documents.

We have made the requested revision on page 50 of the Form S-1.

Amended and Restated Certificate of Incorporation, page 60

19.	We note the statement that “[t]hese provisions cannot be amended without the approval of 65% of our stockholders.” Please expand your disclosure to indicate the stockholder voting threshold that would be required to amend your certificate of incorporation otherwise than with respect to your pre-business combination activity.

We have added the requested disclosure to page 53 of the Form S-1.

20.	You state that you will provide dissenting public shareholders with the opportunity to convert their public shares in connection with a vote of certain proposed amendments to your amended and restated certificate of incorporation relating to stockholder’s rights or pre-business combination activity. Please describe how you will conduct these conversions, including any differences from conversions in connection with a stockholder meeting called to approve a proposed initial business combination or advise.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

May 20, 2013

We have added the requested description to page 53 of the Form S-1.

Release of Funds, page 66

21.	Please revise to quantify the estimated amount that you may need to pay your tax obligations and remaining interest that needed for your working capital requirements that may be released to you.

We have quantified the tax obligation on page 57 of the Form S-1.

Executive Compensation, page 69

22.	Please revise the first sentence of the first paragraph to clarify that none of your executive officers have received any compensation (cash or non-cash) for services rendered. Please also address whether any of your directors have received any cash or non-cash compensation from you for services rendered.

We have made the requested clarification on page 60 of the Form S-1.

Conflicts of Interest, page 72

23.	We note the reference to management’s involvement with “other entities with which they are affiliated.” We also note the table at the bottom of page 74. Please revise the table to include, in addition to Allied Medical Supply Inc., any entity with which a conflict of interest may or does exist with you and indicate for each such entity the priority and preference such entity has relative to you with respect to the performance of obligations and the presentation of business opportunities or advise.

We have revised the table on page 63 of the Form S-1 to include the requested information.

Certain Transactions, page 76

24.	We note from the disclosure in the first paragraph on page 77 that in March 2013, a total of 93,750 shares were transferred by Mssrs. Minnuto, Fistel and Cichy to your three independent directors, Jeffrey A. Rein, 50,000 shares, Robert G. Savage, 31,250 shares and Howard I Schwartz M.D., 12,500 shares. As Mssrs. Minnuto, Fistel and Cichy were your sole shareholders at the time the transfer occurred, please tell us whether compensation expense will be reflected in the Company’s financial statements for the fair value of the shares transferred to the independent directors pursuant to the guidance outlined in SAB Topic 5:T. If not, please explain why.

Messrs. Rein, Savage and Schwartz have paid approximately $0.015 per share, the estimated fair market value of the shares, in connection with these transfers. As a result, no compensation expense will be recorded.

Underwriting, page 94

25.	Please disclose any previous material investment banking and commercial dealings between the underwriters and the company or its affiliates, if applicable.

There are no material investment banking or commercial dealings between the underwriter and MedWorth or its affiliates; therefore, no additional disclosure has been added.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

May 20, 2013

Note 7 – Stockholders’ Equity, page F-13

26.	We note from the disclosure included in Note 7 that upon the IPO Effective Date, the founders shares will be placed in trust in an escrow account maintained in New York by Continental Stock Transfer & Trust Company, acting as trustee. We also note that subject to certain limited exceptions, 50% of the founders shares will be released from escrow six months after the closing of the initial business combination and the remaining 50% will be released one year after the closing of the initial business combination. With regard to the founders shares being placed in escrow, please tell us the business purpose of this arrangement and indicate whether the Company will recognize compensation expense as the shares are released from the escrow arrangement. If not, please explain why.

The underwriter has requested that the founders’ shares be escrowed as a means to ensure compliance with the agreed lock-up of these shares. ASC Topic 718-10-S99-2 indicates that historically, the SEC staff has expressed the view that an escrowed share arrangement involving the release of shares to certain shareholders based on performance-related criteria is presumed to be compensatory. However, this presumption may be overcome based on specific facts applicable to the transaction. In evaluating whether the presumption of compensation has been overcome, registrants are instructed to consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment.

In the present case, the shares held by the Company's founders prior to its initial public offering were not issued based on any requirement of continued employment by such individuals. They were issued solely as a method of investment in the Company in connection with its formation and are considered issued and outstanding on the date of issuance. The shares will be placed in escrow upon consummation of the offering in order to facilitate the Company's initial public offering, as the escrow arrangement is something the investing public expects to have in an offering of this nature. Furthermore, the escrowed shares will be released or returned to treasury and retired, as the case may be based solely on the passage of a predetermined period of time following the completion of a business combination, irrespective of whether the individuals continue to be employed or affiliated with the Company after the transaction. In fact, it is highly likely that some, if not all, of the initial stockholders will not be affiliated with the Company after its initial business combination, as is the case in most business combinations involving companies such as the Company. Nevertheless, the shares held in escrow will still be released to such individuals upon the passage of a predetermined period of time following the completion of a business combination even though they are no longer affiliated with the Company.

Accordingly, we do not believe any revision to the Form S-1 is necessary.

Undertakings, page II-6

27.	Please include the Item 512(a)(5)(ii) undertaking or advise us why you believe it is not applicable.

This undertaking was inadvertently omitted and has been added to page II-6 of the Form S-1.

Exhibit Index

28.	Please revise to include a legality opinion. Even before filing exhibits, it will facilitate our review to include them in the exhibit index so we know which exhibits you are planning to file.

We have updated the exhibit index as requested to list all exhibits filed and to be filed.

In addition, you will note that the Administrative Services Agreement between the Company and Allied Medical Supply Inc. previously filed as Exhibit 10.9 has been deleted. This agreement has been terminated and no payments were made prior to its termination.

We trust that this response letter satisfactorily responds to the Comment Letter. If the Staff has any follow-up questions, please call me at 561-218-8856. We appreciate your assistance.

Very truly yours,

BROAD AND CASSEL

/s/ Nina S. Gordon

Nina S. Gordon, P.A.

cc:	Anthony Minnuto
Charles F. Fistel
Stephen B. Cichy

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH